September 22, 2005

Delivered by electronic submission via EDGAR, and US Mail

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4561
Washington, DC  20549

        Attn:   Mr. Mark P. Shuman

        Re:     Vital Products, Inc.
                Registration Statement on Form SB-2
                Filed August 29, 2005
                File Number: 333-127915

Dear Mr. Shuman:

I am securities counsel for Vital Products, Inc. (the "Company"). I enclose for filing under the Securities Act of 1933, as amended, Amendment No. 1 to Registration Statement No. 333-127915, together with certain exhibits thereto (the "Registration Statement").

Amendment No. 1 to the Registration Statement contains revisions that have been made in response to comments received from the staff of the Securities and Exchange Commission (the "Staff") in their letter dated September 2, 2005.

Set forth below are the Company's responses to the Staff's comments. The numbering of the responses corresponds to the numbering of comments in the letter from the Staff.

General

Comment 1.      We note that 40,000,000 of the 45,250,000 shares of common stock being registered relate to an equity line financing arrangement with Dutchess Private Equities. We further note that your shares of common stock are not currently traded.
                In light of this factual context, a binding contractual commitment for the sale of shares under the equity line was not entered into with Dutchess Private Equities, because at the time the equity line was entered, you were and are a non-reporting company with no trading market. As such, the arrangement by Dutchess Private Equities to pay for shares at a purchase price that is effectively 94% of "the three lowest closing best bid prices," does not represent an irrevocable commitment to purchase the equity line shares.
                Further, the condition to Dutchess Private Equities' purchase obligation that your common stock "shall have been listed on the Principal Market" is also inconsistent with a conclusion that Dutchess Private Equities is irrevocably bound to purchase your shares. As a result, the structure of your "equity line" transaction does not fit the necessary parameters for a valid equity line financing with respect to our guidance concerning such financings as set forth in
                Article VIII of our current issues quarterly update dated
                March 31, 2001. Please revise the disclosure throughout the filing to remove any implication that there is an existing equity line financing arrangement with Dutchess Private
                Equities that provides you with a viable mechanism to obtain needed financing or, otherwise, please withdraw your registration statement.

Response 1.     The Company has removed the Dutchess Private Equities equity line financing arrangement from the Form SB-2.

Comment 2.      We note Section 2(f)(v) of the investment agreement setting forth the closing condition that the "issuance of the Securities will not violate the stockholder approval requirements of the Principal Market." We further note
                Sections 2(j) and 8(l) of the agreement setting forth in additional detail the limitation of the common stock issuable as a result of any stockholder approval requirements.
                Notwithstanding our concern over the validity of your equity line financing arrangement as expressed in comment no. 1, please explain to us how Sections 2(f)(v), 2(j) and 8(l) of the agreement conforms to our guidance regarding equity line financings. As Dutchess Private Equities may be a stockholder when approval is required, it appears that Dutchess Private
                Equities may hold and exercise voting power that could prevent shareholder approval and enable Dutchess Private Equities to frustrate your efforts to obtain funds under a put notice.
                Voting discretion of this type appears to conflict with our position on valid equity line financings.

Response 2.     The Company has removed the Dutchess Private Equities equity line financing arrangement from the Form SB-2.


If you have further questions or comments, please feel free to contact us. We are happy to cooperate in any way we can.


                                                Regards,

                                                /s/ Amy M. Trombly
                                                -------------------------------
                                                Amy M. Trombly
                                                Counsel for Vital Products, Inc.


cc:     Vital Products, Inc.